UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Wabash National Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-10883	52-1375208
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)	Identification Number)

1000 Sagamore Parkway South, Lafayette, Indiana		47905
(Address of Principal Executive Offices)		(Zip Code)

Jeffery L. Taylor	765-771-5300
Senior Vice President and Chief Financial Officer

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report, Exhibits

A copy of Wabash National Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.wabashnational.com. A copy of Wabash National Corporation’s Conflict Minerals Policy Statement is also publically available on the Company’s website above under “Supplier Information”.

The reference to Wabash’s website included in this Form SD and its exhibits is provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

As specified in this Form SD, Wabash National Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WABASH NATIONAL CORPORATION

Date: May 30, 2018	By:	/s/ Jeffery L. Taylor
Jeffery L. Taylor
Senior Vice President and Chief Financial Officer